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Filed pursuant to Rule 424(b)(3)
Registration No. 333-119473

PROSPECTUS

1526 Cole Boulevard, Suite 300
Golden, Colorado 80401
(303) 233-3500

2,388,444 Shares

Common Stock

        This is a public offering of 2,388,444 shares of ACT common stock by certain ACT shareholders. ACT will receive none of the proceeds from the sale of these shares. The shares will be sold, if at all, at prevailing market prices for our common stock or at prices negotiated by the selling shareholders.

        Of the shares offered, 707,544 shares will be issued at a weighted average exercise price of $1.37 per share, to certain of the selling shareholders only if they exercise warrants for the purchase of shares of our common stock, subject to adjustment. We will receive proceeds in the amount of the exercise price of each warrant being exercised, or up to $966,816, if all warrants are exercised at the current exercise price and the underlying shares are purchased with cash. See "Use of Proceeds" on page 7 and "Selling Shareholders" on page 8.

        Our common stock is quoted on the NASDAQ National Market under the symbol ACTT. On October 28, 2004, the last reported sale price of our common stock was $1.20 per share.

        Investing in our common stock involves risks. See "Risk Factors" on page 2.

        Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus is dated October 28, 2004

PROSPECTUS SUMMARY

        This summary highlights only selected information contained elsewhere in this prospectus. It does not contain all of the information that is important to you before investing in our common stock. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and financial statements included or incorporated by reference herein.

        We are a full-service provider of audio, video, data and web-based conferencing services to businesses and organizations in North America, Europe and Asia Pacific. Our conferencing services enable our clients to cost-effectively conduct full service international conferences exchanging video, data and audio, by linking participants in geographically dispersed locations. We are present in nine countries and provide local access dial in access from a total of 45 countries. Our primary focus is to provide high quality conferencing services to organizations such as professional service firms, investment banks, high tech companies, law firms, investor relations firms, telecommunications companies and other domestic and multinational companies.

        Currently, we have service delivery centers and sales offices in Australia, Canada, France, Germany, Hong Kong, Singapore, the Netherlands, the United Kingdom, and the United States. Our global presence and the growth in the conferencing services market have allowed us to build a client base ranging from small business enterprises to Fortune 500 companies. Our primary focus is on providing high value-added conferencing services and convenient automated conferencing services to organizations such as accounting firms, consulting firms, investment banks, high tech companies, law firms, investor relations firms, and other multinational companies.

        Occasionally, we examine markets in new countries or evaluate potential acquisitions of conferencing assets currently owned and operated by other companies, and expect to continue to do so. We currently have no definitive plans to open offices in additional countries and have not entered into any definitive agreement with respect to any acquisition.

        In September, 2004 we closed on a private placement of our common stock with several institutional investors. The investors purchased an aggregate total of 1,680,900 shares of our common stock at a price of $1.10 per share, for total proceeds of $1.85 million, and also received warrants to purchase an aggregate total of 336,178 shares of our common stock for a purchase price of $1.50 per share. We intend to use the proceeds from the private placement to meet our working capital requirements to implement our business plan for the remainder of 2004 and for 2005. We granted certain registration rights to the investors in connection with this transaction. The investors are identified as the selling shareholders in this prospectus. We also issued 161,366 warrants to the placement agent in this transaction, who is also a selling shareholder. In February 2004, we issued 210,000 warrants to a placement agent in connection with a private placement that closed at the same time.

        Our principal executive offices are located at 1526 Cole Blvd., Suite 300, Golden, Colorado 80401. Our telephone number is 303-233-3500.

The Offering

Common Stock offered by selling shareholders	1,680,900 shares
Shares underlying warrants held by selling shareholders	707,544 shares
Common Stock to be outstanding after the offering, based on shares outstanding on September 30, 2004	17,226,845 shares
NASDAQ National Market symbol	ACTT

        The total of 17,226,845 shares of common stock to be outstanding after this offering is based on 16,519,301 shares outstanding on September 30, 2004 but excludes:

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  7,340,892 shares of common stock issuable upon the exercise of options and warrants outstanding as of September 30, 2004, which are not held by the selling shareholders, at a weighted average exercise price of $2.85 per share;

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  1,300,000 shares reserved for issuance under our 2004 Equity Incentive Plan.

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  200,000 shares reserved for issuance under our 1998 Employee Stock Purchase Plan, as amended.

        This is a continuous offering and is not underwritten. We cannot predict when or if the selling shareholders will sell their shares or exercise warrants entitling them to purchase and possibly sell shares underlying the warrants. This offering assumes that the selling shareholders will exercise all warrants they hold for purchase of our common stock, at the current exercise price.

RISK FACTORS

        This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding whether to invest in our common stock.

We have experienced continuing losses during the past three years, and we may be unable to regain profitability.

        We reported net losses of $8.5 million in 2003, $7.7 million in 2002, and $0.2 million in 2001, and we have not reported a quarterly profit since the third quarter of 2001. We may not achieve profitability or maintain profitability, if achieved, on a consistent basis. In addition, our operating expenses may increase in the future as we expand our operations. If our gross profit does not grow to offset any such increased expenses, it will be more difficult to reverse our recent history of losses. Continued losses would likely cause our stock price to decrease.

We may not be able to fully comply with applicable loan covenants.

        We experienced negative net cash flow from operations during 2003 and 2002, and during that time we have relied on bank financing, preferred stock issuances, and debt transactions to provide capital to fund our operations and capital expenditures. The terms of these financings require that we comply with certain covenants relating to our financial condition and performance and our business operations. If we fail to comply with these covenants we may incur penalties and other adverse consequences, ranging from requirements that we issue additional shares of common stock or warrants to purchase common stock, to acceleration of the due date of the outstanding indebtedness. Issuances of additional shares of common stock are dilutive to our existing shareholders, and we may not have sufficient capital to repay any amounts of accelerated indebtedness. Our senior subordinated lenders have agreed to waivers of certain covenant violations and to forbear from pursuing remedies available to them, provided we meet certain requirements, with respect to our non-compliance with certain covenants. These waivers and forbearances are in effect through December 31, 2004. We cannot guarantee that the lenders will waive any future failures to comply with applicable covenants.

Our plans to operate and grow may be limited if we are unable to obtain sufficient financing.

        Our losses from operations and our growth into automated conferencing, web-conferencing services, video, and as an outsource provider for international calls have strained our financial resources. Nonetheless, we may need to be prepared to expand our business through further strategic acquisitions and new markets when we identify desirable opportunities. We may need additional equity and debt financing, collaborative arrangements with channel partners, or funds from other sources for these purposes. We may not be able to obtain such financing on acceptable terms, or at all. Recent debt financing has added interest expense that has further burdened our cost structure. Failure to obtain additional financing could weaken our operations or prevent us from achieving our expansion goals. Equity financings, as well as debt financing with accompanying warrants, can be dilutive to our shareholders and may make it difficult to sell additional equity at depressed prices, and certain debt financings may impose restrictive covenants on the way we operate our business.

We may be adversely affected by downward price pressure in the teleconferencing industry.

        The prices for our services are subject to rapid and frequent changes. In many cases, competitors provide their services at significantly reduced rates, for free, or on a trial basis in order to win customers. In addition, major telecommunications providers enjoy lower telephony costs as a result of their ownership of the underlying telecommunications network. As a result, these carriers can offer services similar to ours with certain volume discounts or substantially reduced prices. Price competition in the long distance market has had a negative impact on our ability to mark up our wholesale prices on long distance transport. In response to these factors, we have reduced our pricing in certain circumstances and may be required to reduce prices further. Reductions in the prices we are able to charge may not be offset by increases in the volumes we handle, and accordingly may decrease our operating margins.

Increased use of automated teleconferencing services may result in a decrease in the average prices we charge our customers.

        The trend toward increased use of teleconferencing has been accompanied by more demand for low-priced automated conferencing. As the volumes of all types of teleconferences have grown, the percentage of conferences that are higher-priced, operator-attended conferences has declined, and we expect this trend to continue at least for the near term. Migration to automated services has the effect of decreasing our price per minute and may reduce our margins.

We may fail to meet market expectations because of large fluctuations in our quarterly operating results.

        As a result of increased competition, changes in the mix of automated versus attended audio conferences, competitive price pressure, and the other risks described in this section, our quarterly operating results have varied significantly from period to period in the past and are likely to continue to vary significantly in future periods. The primary factors that may cause fluctuations in our quarterly operating results include increased competition, continued pricing pressure, and ongoing market demand for conferencing services. Additionally, we expect our results to fluctuate based on seasonal sales patterns. The usage of our services declines during the northern hemisphere summer (especially in Europe in August) and around the Thanksgiving and December holidays. Our revenue during these seasons historically does not maintain the same pace as other periods of the year because of less use of our services by business customers. Quarterly variations in our operating results may make it difficult to project our future performance and could result in increased volatility in our stock price.

The demand for our video conferencing services has decreased.

        Demand for our video conferencing services revenues generated 33% of 2003 revenue and 30% for the six months ended June 30, 2004. Video revenue has decreased 16% for the first six months of 2004 compared to the same period in 2003. The decrease in our video conferencing business' revenues has had an adverse impact on our operating results. Fixed costs for this business line are difficult to scale back to compensate for weak demand for these services and business customers continue to migrate to lower-priced conferencing products. As new technological advances are made and lower-priced video conferencing is offered, our volumes may increase, but our revenue may not equal that of traditional video conferencing. If we are not able to retain video conferencing customers or acquire new customers to compensate for lower average prices, our video conferencing results may continue to adversely impact our overall results.

We face operational and financial risks relating to our international operations.

        International sales comprise a significant portion of our revenues, and we anticipate that this will continue. As a result of their distance from the United States, different time zones, culture, management and language differences, international operations pose greater risk than our domestic operations. For example:

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  These factors make it more challenging to manage and administer a globally dispersed business.

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  Since certain international calls are billed in the currency of the country of origin, and in-country operating expenses are paid in local currency, currency fluctuations can affect our operating results.

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  Changes in taxes, duties, labor costs, and labor regulations could adversely affect our competitive pricing in some countries.

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  Economic or political instability in one or more of our international markets could adversely affect our operations in those markets.

Our major competitors in the telecommunications industry have greater capital resources and brand name recognition than we have, which makes it difficult for us to compete with them.

        The telecommunications industry is highly competitive, and most of our competitors and potential competitors have substantially greater capital resources and name recognition than we have. Accordingly, we cannot compete with them in terms of advertising, marketing, sales, and deployment of capital. Certain of our competitors that have emphasized automated conferencing services have achieved operating efficiencies through volumes that we do not yet have. To compete successfully against other telecommunications and teleconferencing providers, we must maintain competitive pricing while at the same time offer significantly higher quality services. Pricing pressures may result in a reduction in our operating margins. Alternatively, if our service quality does not meet customer expectations, our customers may move away from us in favor of more established competitors. Either of these could hinder our ability to grow our revenues and to achieve our operating goals.

Our revenues may fluctuate because we draw significant revenues from major clients, who may transfer their business away from us.

        For the six months ended June 30, 2004, our two largest customers accounted for 13% and 8% percent of our revenues, and we expect revenues from our largest customer to grow rapidly over the near term. Due to concentration of our revenues, the loss of any one of our largest customers or one of our principal outsource channel partners would have a significant adverse effect on our conference volumes. The loss of several of our larger customers would also have an adverse effect on our volumes and this risk will increase if our largest customers increase their volumes of business with us faster than we increase volumes from other sources. Any such reduction in our volumes would have a material adverse effect on our revenues and results of operations.

        Our agreements with customers generally do not contain minimum purchase commitments, and customers can easily switch to a competing provider or allocate their business among several vendors. Our customers may discontinue business with us in the future if our products and services become obsolete or technological advances allow our customers to satisfy their own teleconferencing needs. Mergers, consolidations, or other changes in ownership or alliances that impact any of our customers may also cause our customers to curtail or cease doing business with us. To the extent we lose customers due to any of these factors, our revenues will be adversely affected.

We have made only a limited entry into the web conferencing market.

        We have recently entered the web or Internet based conferencing market. The annual market for Internet based conferencing services is growing rapidly. Although still small in relation to the audio conferencing market that we serve, our customers are increasingly demanding a full range of conferencing services and our web-based conferencing services are beginning to grow. However, if we do not fully develop this market, especially in web conferencing and Internet telephony, we may experience a slowdown in our overall conferencing revenue growth and our competitors may grow faster than we are able to grow. The expansion of our business into Internet-based service offerings, simultaneously with other growth needs, will place a strain on our current financial and staff resources. If we are not able to deploy the assets and personnel needed to fully support web-based services, we expect to miss out on significant growth opportunities.

If our Internet telephony conferencing services do not gain market acceptance or we are unable to finance this opportunity, our potential for growth in this market sector will be limited.

        We estimate that over the next three years we will convert certain of our existing high volume multinational customers to an Internet telephony based conferencing service with the ability to handle higher volumes at lower prices. We cannot be certain that Internet telephony services will continue to gain worldwide corporate acceptance or prove to be a viable alternative to traditional telephone service. If the Internet telephony market fails to develop or develops slower than we expect, our future revenues from teleconferencing over the Internet will be limited. This could adversely affect the revenue growth rate that we currently expect to achieve. Our prospective Internet telephony solutions also will be affected by the availability of capital.

Other technological innovations could render our current services obsolete.

        We expect technical innovations to stimulate new developments in teleconferencing services. Such technical innovations include the development of more sophisticated computers, telephone sets, private branch exchanges, customer-owned bridges, centralized office switching equipment, and Internet telephony services. Other technology-based competitive developments within the telecommunications industry, such as low-priced long distance services and new uses for the Internet, may lead the major telecommunications companies to offer low-cost teleconferencing services as a strategy to obtain greater market share in other product areas. These innovations and developments could render our current service offerings obsolete or uneconomic, which could cause us to lose customers and revenues.

We occasionally experience technical malfunctions and other hazards, which adversely affect our operations and create costs.

        We depend upon our software systems, communications hardware, and enhanced services platform to conduct our conferencing business on a worldwide basis. Our systems, communications hardware, vendors' services, and platform are vulnerable to damage or interruption from:

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  Natural disasters.

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  Power loss.

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  Telecommunication failures.

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  Loss of Internet access.

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  Physical and electronic break-ins.

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  Hardware defects.

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  Computer viruses.

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  Intentional acts of vandalism, terrorism, or similar events.

        In previous years our business has been affected by occasional network failures with consequent poor service and loss of customer goodwill. We estimate that we usually have six to ten major failures every year as a result of the factors listed above. Any increase in outages or failures due to these types of hazards would result in additional costs resulting from business interruption, and we could lose customers affected by these outages.

There are few regulatory barriers to entry into our current markets, and new competitors may enter at any time.

        There are few regulatory barriers to competition in our markets. Recent federal legislation in the United States allows local exchange carriers to offer teleconferencing services. This legislation may result in additional competition if some or all of the local exchange carriers, including any of the regional Bell operating companies, choose to enter or expand their activities in the teleconferencing market in the United States.

        Moreover, there are no significant regulatory barriers to enter the foreign markets we serve in Australia, Canada, France, Germany, Hong Kong, the Netherlands, Singapore, or the United Kingdom, and competitors may enter at any time. To the extent that our customers or potential customers choose to do business with these competitors, their entry into our markets would adversely affect our ability to grow our conferencing volumes and generate revenue.

Our common stock price has been highly volatile, and we expect this volatility to continue.

        The market price of our common stock is highly volatile and may decline further. For example, from January 1, 2004 through September 30, 2004 our stock price ranged from a high of $4.08 to a low of $1.03, and closed on October 19, 2004 at $1.24. We anticipate that the volatility of our common stock price may continue due to factors such as:

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  Actual or anticipated fluctuations in results of our operations.

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  Changes in or failure to meet securities analysts' expectations.

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  Changes in market valuations of other teleconferencing companies.

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  Announcements by us or our competitors of significant technological innovations, contracts, acquisitions, strategic partnerships, joint ventures, or capital commitments.

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  Introduction of new services by us or our competitors.

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  Conditions and trends in the teleconferencing industry and related technology industries.

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  Future sales of our common stock by warrant and option holders, including sales by the selling shareholders listed in this prospectus.

        These factors are in addition to significant price and volume fluctuations in the securities markets that may be unrelated to our operating performance.

Provisions of our articles of incorporation and agreements we have entered could delay or prevent a change in control of us.

        Certain provisions of our articles of incorporation, and certain agreements we have entered, may discourage, delay, or prevent a merger or acquisition that a shareholder may consider favorable. These provisions include:

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  Authority of the board of directors to issue preferred stock.

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  Prohibition on cumulative voting in the election of directors.

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  Election of directors by class for terms of three years.

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  Limitations on the ability of third parties to acquire us by their offer of a premium price to selected shareholders.

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  Agreements with key executives, which provide special termination payments in the event of a change in control.

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  A share rights plan that enables shareholders to dilute an acquiring person's investment through the shareholders' purchase of a large number of shares.

FORWARD-LOOKING STATEMENTS

        This prospectus contains certain forward-looking statements that involve risks and uncertainties. These statements refer to objectives, expectations, intentions, future events, or our future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, level of activity, performance, or achievements to be materially different from any results expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "could," "expect," "anticipate," "intend," "plan," "believe," "estimate," "predict," "potential," and similar expressions. Our actual results could differ materially from those included in forward-looking statements. Factors that could contribute to these differences include those matters discussed in "Risk Factors" and elsewhere in this prospectus.

        In addition, such forward-looking statements necessarily depend on assumptions and estimates that may prove to be incorrect. Although we believe the assumptions and estimates reflected in such forward-looking statements are reasonable, we cannot guarantee that our plans, intentions, or expectations will be achieved. The information contained in this prospectus, including the section discussing risk factors, identifies important factors that could cause such differences.

        The cautionary statements made in this prospectus are intended to be applicable to all forward-looking statements wherever they appear in this prospectus. We assume no obligation to update such forward-looking statements or to update the reasons that actual results could differ materially from those anticipated in such forward-looking statements.

USE OF PROCEEDS

        All of the shares sold in this offering will be sold by certain of our shareholders. We will not receive any proceeds from the sale by the selling shareholders of the shares offered in this prospectus.

        The selling shareholders currently hold warrants to purchase a total of 707,544 shares of our common stock at a weighted average exercise price of $1.37 per share. In the event the selling shareholders exercise all of these warrants and pay the exercise price in cash, we would receive proceeds of $966,816. However, in some cases, the exercise price of the warrants will also be payable by the surrender of warrants at the then-current market price of the shares underlying the surrendered warrants. Therefore it is possible that we will not receive any cash proceeds upon exercise of these warrants, if any. Since these warrants do not expire until February 20, 2009, at the earliest, any eventual cash proceeds may not be realized in the near future. We intend to use any proceeds we receive from the exercise of warrants for working capital and general corporate purposes.

SELLING SHAREHOLDERS

        The shares registered for sale under this prospectus are comprised of 1,680,900 shares of common stock issued to private investors in a private placement financing in September, 2004, an aggregate of 336,178 shares underlying warrants issued in the same financing, and 161,366 shares underlying warrants issued to the placement agent for the financing. The warrants are exercisable at $1.50 and expire on September 3, 2009. The 210,000 shares underlying warrants were issued to a placement agent for a financing completed in February 2004. The warrants are exercisable at $1.05 and expire February 20, 2009. The exercise price and the number of shares underlying the warrants are subject to adjustment in accordance with the antidulition provisions of the warrants.

        Assuming the selling shareholders sell all of the shares listed in this prospectus, the selling shareholders will hold no shares of our common stock following completion of this offering.

        Beneficial ownership includes shares owned and shares that the shareholder has the right to acquire within 60 days. All of the shares listed as underlying warrants are immediately acquirable and thus are beneficially owned by the selling shareholders. However, we have no control over when, if ever, a selling shareholder may exercise the warrants held by such selling shareholder.

Name of Selling Shareholder	Shares Beneficially Owned	Currently Outstanding Shares Registered for Resale in this Offering	Warrant Shares Registered for Resale in this Offering	Total Shares Registered for Resale in this Offering
Basso Equity Opportunity Holding Fund Ltd.(1)	183,270	152,725	30,545	183,270
Basso Multi-strategy Holding Fund Ltd.(1)	634,902	529,085	105,817	634,902
Bathgate Capital Partners LLC warrant holders(2)	135,290	—	135,290	135,290
Scott Liolios(3)	74,710	—	74,710	74,710
Casimir Capital LLC warrant holders(4)	161,366	—	161,366	161,366
OTAPE Investments LLC(5)	163,635	136,363	27,272	163,635
Pleiades Investment Partners-R, LP(6)	231,818	193,182	38,636	231,818
Potomac Capital International Ltd.(7)	167,454	139,545	27,909	167,454
Potomac Capital Partners, LP(7)	364,363	303,636	60,727	364,363
Richard Molinsky	60,000	50,000	10,000	60,000
SRG Capital, LLC(8)	109,090	90,909	18,181	109,090
TRUK International Fund, L.P.(9)	7,178	5,982	1,196	7,178
TRUK Opportunity Fund, LLC(9)	95,368	79,473	15,895	95,368

Total	2,388,444	1,680,900	707,544	2,388,444

(1)
Howard T. Fischer has voting and investment power with respect to the shares held by these funds, but disclaims beneficial ownership of these shares.

(2)
Bathgate Capital Partners LLC served as the placement agent in a private placement of common stock and warrants in February 2004. These warrants have been distributed to principals of Bathgate Capital Partners LLC.

(3)
Bathgate Capital Partners LLC.

(4)
Casimir Capital LLC served as the placement agent in our private placement of common stock and warrants in September 2004, in which all of the other selling shareholders were investors. These warrants have been distributed to principals of Casimir Capital.

(5)
Richard M. Cayne has voting and investment power with respect to the shares held by this fund, but disclaims beneficial ownership of these shares.

(6)
Paul J. Solit has voting and investment power with respect to the shares held by this fund, but disclaims beneficial ownership of these shares.

(7)
Paul J. Solit has voting and investment power with respect to the shares held by these funds, but disclaims beneficial ownership of these shares.

(8)
Tai May Lee has voting and investment power with respect to the shares held by this fund, but disclaims beneficial ownership of these shares.

(9)
Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the managing members of both TRUK Opportunity Fund, LLC and TRUK International Fund, L.P., exercise investment and voting control over the shares. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the common stock owned by these selling shareholders.

PLAN OF DISTRIBUTION

        Each selling shareholder and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of its shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The common stock currently trades on the NASDAQ National Market. Any sales by a selling shareholder may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling shares:

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  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

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  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

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  an exchange distribution in accordance with the rules of the applicable exchange;

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  privately negotiated transactions;

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  short sales;

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  broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

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  a combination of any such methods of sale; and

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  any other method permitted pursuant to applicable law.

        A selling shareholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        Broker-dealers engaged by a selling shareholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from a selling shareholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

        A selling shareholder may from time to time pledge or grant a security interest in some or all of the shares of common stock or warrants owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee, or other successors in interest as selling shareholders under this prospectus.

        A selling shareholder also may transfer the warrants or underlying shares of common stock in other circumstances, in which case the transferees, pledgees, or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        The selling shareholders and any broker-dealers or agents that are involved in selling the shares or warrants may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

        We will not receive any proceeds from sales of any shares by the selling shareholders.

WHERE YOU CAN FIND MORE INFORMATION

        You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any different information. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, these securities in any state where the offer or sale is prohibited. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

        We file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information on file at the SEC's public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the SEC.

        We have filed a Registration Statement on Form S-3 with the SEC. This prospectus, which forms a part of the Registration Statement, does not contain all of the information included in the Registration Statement. Certain information is omitted, and you should refer to the Registration Statement and its exhibits. With respect to references made in this prospectus to any contract or other document of ours, such references are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; Chicago, Illinois; or New York, New York. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

        Our Securities and Exchange Commission filings and the Registration Statement can also be reviewed by accessing the SEC's Web site at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the shares covered by this prospectus. The following documents filed with the SEC are incorporated by reference in this prospectus:

        1.     The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on March 28, 1994.

        2.     The description of the rights to purchase our Series B Junior Participating Preferred stock set forth in our registration statement on Form 8-A, filed with the SEC on December 7, 1999.

        3.     Our annual report on Form 10-K for the year ended December 31, 2003;

        4.     Our quarterly reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004;

        5.     Our current report on Form 8-K, filed with the SEC on August 27, 2004, regarding changes on our board of directors.

        6.     Our current report on Form 8-K, filed with the SEC on September 1, 2004, regarding appointment of our new Chief Financial Officer.

        7.     Our current report on Form 8-K, filed with the SEC on September 3, 2004, regarding our sale of shares of common stock and warrants in a private placement financing.

        8.     Our current report on Form 8-K, filed with the SEC on September 21, 2004, regarding subsequent closings for our sale of shares of common stock and warrants in the private placement financing originally announced on September 3, 2004.

        9.     Our current report on Form 8-K, filed with the SEC on September 24, 2004, regarding the final closing for our sale of shares of common stock and warrants in the private placement financing originally announced on September 3, 2004.

        We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to ACT Teleconferencing, Inc., Attention: Chief Financial Officer, 1526 Cole Boulevard, Suite 300, Golden, Colorado 80401, telephone: (303) 233-3500.

LEGAL MATTERS

        The legality of the issuance of shares offered hereby has been passed upon by Faegre & Benson LLP, Denver, Colorado.

EXPERTS

        The consolidated financial statements as of December 31, 2003, and for the year then ended, appearing in our Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Hein & Associates LLP, as set forth in their report included in such Annual Report on Form 10-K and incorporated herein by reference. The consolidated financial statements as of December 31, 2002, and for the years ended December 31, 2002 and 2001, appearing in such Annual Report on Form 10-K have been audited by Ernst & Young LLP, independent registered public accountants, as set forth in their report thereon included in such Annual Report on Form 10-K and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the reports of each of these firms, given on the authority of such firms as experts in accounting and auditing.

TRANSFER AGENT AND WARRANT AGENT

        Our stock transfer agent and warrant agent is Computershare Trust Co., Inc., 350 Indiana Street, Suite 800, Golden, Colorado 80401.

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  Filed pursuant to Rule 424(b)(3) Registration No. 333-119473
PROSPECTUS SUMMARY
The Offering
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
TRANSFER AGENT AND WARRANT AGENT